ROSA A. TESTANI
212.872.8115/fax: 212.872.1002
rtestani@akingump.com

December 30, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:  Karina Dorin

Re:              Supplemental Letter

EP Energy Corporation

Amendment No. 3 to Registration Statement on Form S-1

Submitted November 22, 2013

File No. 333-190979

Dear Ms. Dorin:

Pursuant to the oral comment received on December 27, 2013 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, on behalf of EP Energy Corporation (the “Company”) we are hereby transmitting as correspondence via EDGAR the attached Annex, which consists of the proposed changed pages to the registration statement referenced above (the “Registration Statement”) and accompanying cover letter that had been originally confidentially submitted via fax on behalf of the Company to the Staff on December 23, 2013.

Please do not hesitate to contact the undersigned at (212) 872-8115 or John Goodgame at (713) 220-8144, with any questions or comments regarding any of the foregoing or if we can provide any further information or assistance to facilitate your review of the Registration Statement.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

Enclosure

cc:                          Securities and Exchange Commission

H. Roger Schwall

Laura Nicholson

Joseph Klinko

Karl Hiller

Ronald Winfrey

EP Energy Corporation

Marguerite Woung-Chapman

Akin Gump Strauss Hauer & Feld LLP

John Goodgame

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Gregory A. Ezring

Latham & Watkins LLP

Sean T. Wheeler

2

Annex

ROSA A. TESTANI
212.872.8115/fax: 212.872.1002
rtestani@akingump.com

December 23, 2013

CONFIDENTIAL
VIA FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:  Karina Dorin

Re:              Supplemental Letter
EP Energy Corporation

Amendment No. 3 to Registration Statement on Form S-1

Submitted November 22, 2013

File No. 333-190979

Dear Ms. Dorin:

On behalf of EP Energy Corporation (the “Company”) and pursuant to verbal discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we respectfully submit to the Staff on a supplemental basis the attached proposed changed pages to the registration statement referenced above (the “Registration Statement”). The purpose of this letter is to provide certain information that the Staff requested in comments 16, 17, 34 and 43 of its letter dated October 2, 2013 as early as possible in order to facilitate the Staff’s review of the Registration Statement. Based in part on input received by the Company from the underwriters, these changed pages reflect information regarding the number of shares proposed to be sold in the offering, the preliminary proposed pricing, the anticipated 62.553:1 stock split, and the proposed use of proceeds from the offering. The Company advises the Staff that any necessary revisions in response to the Staff’s comments 16, 17, 34 and 43 of its letter dated October 2, 2013 will be reflected in the next amendment to the Registration Statement.

Per our discussion, attached as Exhibit A hereto please find copies of those sections of the Registration Statement that will be most significantly impacted by the inclusion of the above-referenced information, with the marked changes reflecting proposed revisions to Amendment No. 3 to the Registration Statement filed with the Commission on November 22, 2013. The Company respectfully requests that the Staff consider the information in the attached Exhibit A as part of its review of the Registration Statement. The Company would greatly appreciate being

Confidential Treatment Requested Pursuant to Rule 83 by EP Energy Corporation (333-190979)

in a position to print preliminary prospectuses and launch its roadshow immediately after filing its next amendment to the Registration Statement.

Please do not hesitate to contact the undersigned at (212) 872-8115 or John Goodgame at (713) 220-8144, with any questions or comments regarding any of the foregoing or if we can provide any further information or assistance to facilitate your review.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

Enclosure

cc:	EP Energy Corporation
Marguerite Woung-Chapman

Akin Gump Strauss Hauer & Feld LLP
John Goodgame

Confidential Treatment Requested Pursuant to Rule 83 by EP Energy Corporation (333-190979)

2

Exhibit A

Changed Pages to the Registration Statement

Confidential Treatment Requested Pursuant to Rule 83 by EP Energy Corporation (333-190979)